SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Clarifies CVM Comment Letter

São Paulo, December 6, 2005 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, informs that it will respond to a comment letter from the CVM (the Brazilian Securities Commission) which was disclosed yesterday on the CVM website. The CVM comment letter requires the Company to expense costs incurred in connection with the primary equity offering completed in June 2004 and to expand disclosure in certain notes in its 2004 Brazilian GAAP financial statements.

The Company’s US GAAP financial statements would not be affected by the expensing of such offering costs in its Brazilian GAAP financial statements as determined by the CVM.

In the opinion of management, the accounting treatment selected by the Company in its BR GAAP financial statements and the notes disclosed conform to accounting practices adopted in Brazil and reflect the economic substance of the activities of the Company. GOL believes that the public offering expenses are clearly linked to future expansion projects, including the acquisition of aircraft that are currently under construction. As the offering proceeds will generate future benefits represented by financial income earned during the construction phase until the scheduled payment dates on ordered Boeing aircraft, the Company recorded the public offering costs as pre-paid expenses amortized against the corresponding benefits in the form of financial income. The Company believes that the selected accounting treatment allows expenses to be properly matched against related revenues and avoids distorting GOL’s operating results derived from its core business of passenger transportation.

GOL is committed to transparency in its investor relations. The Company provided detailed disclosure of its accounting treatment for public offering expenses in the notes to its Brazilian GAAP financial statements. The Company will continue to engage in discussions with the CVM with a view to demonstrating that the selected accounting treatment was appropriate under Brazilian GAAP.

In the event that the CVM requires that the Company expense the public offering costs in fiscal year 2004, the Company will restate its Brazilian GAAP financial statements. The required adjustments would represent an estimated decrease of 2.7% in accumulated Brazilian GAAP net income for fiscal year 2004 and the first three quarters of 2005, as set out in the table below. Additionally, future net income would increase by approximately R$10mm per year due to the absence of amortization.

Explanatory Table (estimated values)	2004	2005	Accum. 2004
(BR GAAP, R$MM)	12 months (1)	9 months	and 2005
Reported Net Income	317.5	277.2	594.7
Adjustment for costs from public offering to raise capital	(22.6)	6.8	(15.8)
for aircraft acquisition (Note 5)
Adjusted Net Income	294.9	284.0	578.9
Tax Benefit (Asset)	11.6	(3.4)	8.2

(1) Pro-forma operating results for Gol Linhas Aéreas Inteligentes S.A. for the twelve-month period ended December 31, 2004.

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About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 410 daily flights to 45 major business and travel destinations in Brazil, Argentina and Bolivia. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call:

0300-789-2121	in Brazil
0810-266-3131	in Argentina
800-1001-21	in Bolivia
5511 2125-3200	in other countries

Contact: GOL Linhas Aéreas Inteligentes S.A.
tel.: (5511) 5033-4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

or

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli or Márcia Bertoncello	Meaghan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Tel.: (5511) 3049-0343 / 0341	Tel.: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 06, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.